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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Technology Solutions Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
87872T207
(CUSIP Number)
David B. Benjamin, President,
CCI Consulting, Inc.
330 N. Wabash Avenue
Suite 3100
Chicago, IL 60611
(312) 373-1311
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 15, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	87872T207	Page	2	of	4

1	NAMES OF REPORTING PERSONS: CCI Consulting, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
36-4160851

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Illinois

	7	SOLE VOTING POWER:

NUMBER OF		151,025

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		151,025

WITH	10	SHARED DISPOSITIVE POWER:

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

151,025

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

Item 1. Security and Issuer
Common Stock of Technology Solutions Company, 205 North Michigan Ave., Chicago Illinois, 60601
Item 2. Identity and Background
(a)	CCI Consulting, Inc. (formerly Charter Consulting, Inc.)

(b)	330 North Wabash Ave., Suite 3100, Chicago, Illinois 60611

(c)	Not applicable.

(d)	The Reporting Person has not been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person was not, during the last five years, a party to a civil proceeding of a judicial or administrative body and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is an Illinois corporation.
Item 3. Source and Amount of Funds or Other Consideration
The shares of Common Stock of Issuer were acquired by the Reporting Person on March 15, 2006 in connection with the acquisition by the Issuer of the business and substantially all of the assets of the Reporting Person.
Item 4. Purpose of Transaction
The shares of Common Stock of Issuer were acquired on March 15, 2005 by the Reporting Person in connection with the acquisition by the Issuer of the business and substantially all of the assets of the Reporting Person. David B. Benjamin, the President of the Reporting Person is also currently the President of the Issuer. The Report Person is holding the shares of Common Stock as an investment and has no current plans with respect to any material change with respect to the Issuer, its business or management. The Reporting Person may purchase or dispose of shares of the Issuer’s Common Stock as market conditions dictate.
Item 5. Interest in Securities of the Issuer
The Reporting Person holds 151,025 shares of Common Stock of the Issuer representing 6.0% of the Issuer’s outstanding shares. The Reporting Person has the sole power to vote such shares, receive dividends and dispose of such shares. The shares are subject to the terms of an Asset Purchase Agreement between the Issuer and the Reporting Person dated March 15, 2006 which, among other things, provides certain indemnification rights for the Issuer that could permit the Issuer to take back certain of the shares. David B. Benjamin, President of the Reporting Person is also its sole shareholder. Mr. Benjamin also currently serves as President of the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The shares are subject to the terms of an Asset Purchase Agreement between the Issuer and the Reporting Person dated March 15, 2006 which provides certain indemnification rights by the Issuer with respect to the shares.
Item 7. Material to Be Filed as Exhibits
None
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2006

Signature /s/ David B. Benjamin

Name/Title: David B. Benjamin, President
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS
OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)